

Mail Stop 3030

June 19, 2009

David Schlotterbeck
Chairman and Chief Executive Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, California 91230

> **Re:** **CareFusion Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 9, 2009**
> **File No. 001-34273**

Dear Mr. Schlotterbeck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Will CareFusion incur any debt prior to or at the time of effectiveness?, page 7

1.   We note your disclosure on page 7 that you have received commitments, and are in the process of obtaining additional commitments, for a senior bridge loan facility that you expect to utilize to pay Cardinal Health a dividend to the extent that you are unable to complete a debt securities offering on or prior to the spin-off. With a view to disclosure, please provide us with an update of your plans to issue debt securities. Also, please tell us whether the issuance of debt securities, as opposed to utilization of a senior bridge loan facility, could result in material changes to your pro forma presentation. Finally, please tell us whether you will make a determination on this matter prior to effectiveness.

2.   Please revise your disclosure in this section to state the total amount of the dividend payment you expect to make to Cardinal Health prior to or at the time of the distribution.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

3.   We reference your response to our prior comment number 4. Please revise Note (a) to clarify the nature of the increase in revenue and gross margin from the other commercial agreements. In addition, disclose the nature of the separation adjustments that result in changes in the balance sheet amounts.

Critical Accounting Polices and Sensitive Accounting Estimates, page 65

Provision for Income Taxes, page 69

4.   We reference your response to our prior comment number 14. We also note your disclosure on page F-58 that you believe that you have provided adequate contingent tax reserves for these matters under FIN No. 48. In the interest of providing readers with a better insight into management's judgments into accounting for uncertain tax positions please disclose the following in your Critical Accounting Policies:
   - How you arrived at the estimate;
   - The nature of the assumptions used in the estimate;
   - Whether the estimates/assumptions are reasonable likely to change in the future;
   - The extent to which the estimate is sensitive to change and whether this can be quantified.

Combined Financial Statements, page F-1

5.   We refer to your response to our prior comment number 9. We note that the historical financial statements presented in your filing include the clinical and medical products businesses. We also note the discussion on page F-49 that Cardinal Health will retain certain lines of business that are currently part of the clinical and medical products businesses, which represent approximately 50% of earnings each period and 16% of assets at March 31, 2009. In light of the substantial assets and operations retained by Cardinal Health please tell us why the financial statements you have presented are the most meaningful to investors. Please tell us why "carve out" financial statements of the business being spun-off excluding those businesses retained by Cardinal would not be more meaningful.

Security Ownership of Certain Beneficial Owners and Management, page 127

6.   We note your response to prior comment 12. Please advise us of the responses received to date, if any, from the entities you have contacted. If you have not been able to obtain the information, revise your disclosure to indicate the steps you have taken to obtain the information.

Market for CareFusion Common Stock, page 132

7.   Please advise us of the status of your application to list your common stock on the New York Stock Exchange.

Description of Indebtedness, page 147

8.   With a view toward disclosure, please tell us whether your planned issuance of debt securities would constitute a competing offering or arrangement that would cause you to fail to satisfy the conditions of the loan commitments you have obtained. Also with a view toward disclosure, tell us the portion of the senior revolving credit facility for which you have obtained commitments. Please also advise us whether you expect to increase the revolving credit facility to $750 million, and whether such an increase will affect your satisfaction of the commitment letters' condition that you will obtain additional commitments for the balance of the facilities. Finally, please file the loan commitments as exhibits to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        Mary Beth Breslin
                                        Senior Attorney

cc (via fax):   Erika Weinberg, Esq. — Weil, Gotshal & Manges LLP